EXECUTED COPY

0-30340

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002 PE 1-1-02

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

SONERA CORPORATION STOCK EXCHANGE RELEASE
JANUARY 21, 2002 at 4.00 p.m. 1(1)

SONERA APPEALS TO SUPREME ADMINISTRATIVE COURT ON ACCOUNT OF COMPETITION COUNCIL'S LSP DECISION

Sonera Corporation has today lodged an appeal at the Supreme Administrative Court on account of the Competition Council's decision of December 20, 2001 forbidding the deal in which Sonera purchased 16.7% of the share capital of Loimaan Seudun Puhelin Oy (LSP) by a directed issue. Sonera requests that the Supreme Administrative Court should reverse the decision of the Competition Council and should interrupt the enforcement of the decision to call off the acquisition for the duration of the Supreme Administrative Court proceedings.

The December decision of the Competition Council was based on the appeal filed by Suomen 2G Oy and its service provider DNA Finland, Sonera's competitors in the Finnish mobile communications market, on account of the decision that the Finnish Competition Authority had issued in August accepting the acquisition. Particularly because of this, Sonera finds the Competition Council's decision to be surprising and unjustified:

- We do not know of an earlier practice that a competitor could prevent a deal although the seller wants to sell and the buyer wants to buy, says Harri Koponen, President & CEO of Sonera Corporation.

- LSP has many features that we at Sonera value, such as its business profile, which is different from that of other local telephone companies, and its striving for profitable growth. We have committed ourselves to being a long-time shareholder of LSP and to advance the company's value in future, says Koponen.

The Finnish Competition Authority and Loimaan Seudun Puhelin Oy have also appealed from the decision of the Competition Council to the Supreme Administrative Court.

Sonera's current holding in Loimaan Seudun Puhelin Oy is 24.1%, and the company's total investments in Loimaan Seudun Puhelin Oy so far are about EUR 25 million.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX Helsinki Exchanges
Major media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2002

SONERA CORPORATION

By: ______________________
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: ______________________
Maire Laitinen
General Counsel